FRANK J. HARITON · ATTORNEY - AT - LAW

1065 Dobbs Ferry Road · White Plains · New York 10607 · (Tel) (914) 674-4373 · (Fax) (914) 693-2963 · (e-mail) hariton@sprynet.com

April 10, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: Jennifer Thompson,

Accounting Branch Chief

Re: Liberty Gold Corp. (the “Company”)

Form 10-K for Fiscal Year Ended March 31, 2012

Filed July 16, 2012

File No. 000-54512

Ladies and Gentlemen:

I am corporate counsel to and Secretary of the Company.  I refer to the Staff’s letter This letter responds to your letter dated March 29, 2013.   Due to its limited staffing, the Company requires an additional ten business days to respond to the March 29, 2013 letter and will provide its response no later than April 22, 2013.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton